BioVex Group, Inc.
34 Commerce Way
Woburn, Massachusetts 01801
Tel: 781-933-1409
September 28, 2006
BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	BioVex Group, Inc. Request to Withdraw Registration Statement on Form 8-A filed September 15, 2006 File Number 000-52226
Ladies and Gentlemen:
BioVex Group, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A filed by the Company via EDGAR on September 15, 2006. The Company inadvertently filed the Form 8-A under Section 12(g) of the Securities Exchange Act of 1934. A corrected Form 8-A under Section 12(b) of the Securities Exchange Act of 1934 is being filed concurrently herewith.
Should you have any questions regarding this request, please contact me at (781) 933-1409 or Timothy Corbett of WilmerHale, counsel to the Company, at 011-44-20-7645-2509.
Thank you for your assistance.
Very truly yours,
/s/ Stephen Gorgol
Stephen Gorgol
Vice President, Finance and Administration